INVEST IN **QNETIC CORPORATION**

# Energy storage with zero lithium and zero-degradation

PITCH VIDEO INVESTOR PANEL


Qnetic
MECHANICAL BATTERY

qnetic.energy New York, NY

Technology B2B Hardware Manufacturing VC-Backed

## Highlights

**VC-Backed**
Raised $250K or more from a venture firm

1. TRACTION: $100m in signed customer LOIs
2. TEAM: Powerhouse of experts in tech, engineering & biz, united to transform energy systems
3. TECH: Fully functional 40%-scale prototype proving our technologies and design architecture
4. PATENTS: 3 applications filed to protect our core innovations
5. KINETIC: Chemistry-free technology, storing energy mechanically for long duration

mechanically for long duration

6 MISSION: Revolutionize the way we store energy to power our planet.

7 MARKET: huge growth with storage demand doubling every 3 years

8 FUNDED: Previously raised $2m, headed by VC form SOSV

## Featured Investors

SOSV
Notable Investor
Follow
Invested $500,000

**HAX, Newark, NJ**

“SOSV is a global venture capital firm that offers multi-stage investment starting in our deeply resourced, deep tech startup programs, IndieBio and HAX, with locations in New York City, Newark and San Francisco.”



Bjorn Seegers
Syndicate Lead
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Invested $75,000

“I was initially attracted to Qnetic because of its focus on clean energy. What really convinced me to invest, however, was the team. The combined experience of Mike, Malcolm, Loïc, and Mathias—all at high levels in the corporate world before moving into entrepreneurship—really impressed me. When people with that kind of background come together with a shared vision, it’s a strong indicator of success. On top of that, I think the product is awesome. They have understood the nuances of the problem and arrived at a stand-out solution. Lithium mining and chemical batteries are big contradictions in the green energy space, but Qnetic offers a genuine alternative. They’re serious about making green energy truly sustainable, and that’s what sets them apart. With the right financing, I believe this team can accomplish great things.”

## Our Team



**Michael Pratt** Founder, CEO



Award-winning product design specialist—16 years' experience in a leading consultancy. Holds patents; has track record of successful, innovative products. Was founding GM and Technical Director, leading delivery of exceptional results for clients.



**Loïc Bastard** Founder, CTO

Expert in designing & analyzing complex rotating systems with 18 years experience. Former Head of Department at Envision Energy and 10-year veteran of Siemens. Specializes in vibrations, rotor dynamics, and FEA. Awarded China '1000 talents' in 2016.



**Malcolm Mathews** COO

Global business executive with over 30 years of success leading organizations providing diverse technologies and services across multiple industries and segments. Former CFO, APAC at Johnson Controls, Stanley Black & Decker, Carrier Corporation



**Dr. Mathias Mier** Head of Quality, Procurement, Head European Office

Almost 40 years in leading roles in renewable energy, e.g. 12y REpower Systems, 5y Envision Energy. Expert in intercultural business, Quality, risk and supplier management. Experience in managing global JV & license agreements.



**Amy Shen** Director of Business Planning & Strategy

Certified Management Accountant who brings expertise in finance, strategy, and business operations. Amy's role focuses on building finance and control foundations, supporting sustainable business growth, as well as fundraising.

---

# BE PART OF THE FUTURE OF ENERGY

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle—**energy storage.**

Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low.


ELECTRIFY EVERYTHING
1
USE CLEAN ENERGY
2
3
USE ENERGY STORAGE
ENERGY STORAGE IS THE MISSING PIECE

At **Qnetic**, we're developing a **revolutionary flywheel energy storage system** that addresses this challenge far more efficiently than current technologies.

## HOW QNETIC IS SUPERIOR TO LITHIUM-ION LFP

Today the dominant technology for grid scale battery is Lithium-ion LFP (lithium iron phosphate). This technology was the best we had so far, until Qnetic. Here are the reason why customers prefer Qnetic over Lithium-ion.


ADVANTAGES OVER Lithium ion LFP batteries
CAPEX
DOMESTIC CONTENT
DEGRADATION RESISTANCE


Li
HOT/COLD
CLIMATE
RESISTANCE
Qnetic
LAND
EFFICIENCY
CYCLE LIFE

- **Unlimited Lifespan**: Unlike lithium-ion batteries, which degrade over time, Qnetic's system offers **zero capacity fade** over decades of use. That means more revenue for the customer.
- **Cost-Effective**: While the installation cost and land efficiency (kWh/m2) are the same our flywheel technology is projected to be **50% cheaper** than lithium-ion batteries over the long term, saving our clients millions in replacement costs and maintenance.
- **Temperature resilient:** Unlike lithium-ion Qnetic doesn't care about the external temperature making it the perfect battery for locations with cold winters and hot summers.
- **Made locally**: For our US customers our product is made in USA and for our European customers it is made in Europe. Lithium ion LFP battery cells are almost entirely supplied from China.

## AN UNPRECEDENTED MARKET MOMENTUM

Qnetic has secured over **$100M in signed Letters of Intent (LOIs)**, including major deals with **AREVON**, Tesla Megapack's number one customer, highlighting strong market confidence in our technology.


SIGNED LOIs WORTH
$100m
hardware revenue
+
$¾m/year
servicing
25 units, ~$6.25m
Developer
Grid-connected storage
(400 units, $80m)
IPP—Renewables integration
-In discussion-


West Boylston
Municipal Light Plant
20 units, $5m
GTM customer
BTM peak shaving
AREVON
100 units, ~$20m
(+300 units, $60m)
Developer/operator
Tesla's biggest customer
Co-located solar + storage
SPPK
16 units, ~$4.48m
Developer
Grid-connected storage
JANNEBY
2 units, $500k
WTG test park
Renewable integration
EURECOM
1 units, $250k
Data centre
GRENZLAND
Bürgerenergie eG
16 units, $4.48m
Hydrogen electrolyser optimisation


YEAR 1
PRODUCTION
YEAR 2
PRODUCTION
SIGNED LOIs
LEADS
0
100
200
300
400
500
600
700
800
900

We are experiencing tremendous market traction, as industry leaders recognize the need for durable, sustainable storage solutions that outperform traditional batteries. The current LOIs alone provide enough business to cover the first **two years of production** for our U.S. assembly line, positioning Qnetic to rapidly scale and meet the growing demand for advanced energy storage.

## HOW QNETIC WORKS

Qnetic charges and discharges electricity like any other battery, but it works differently. Instead of storing energy chemically, Qnetic uses a motor to spin a rotor, converting electricity into kinetic energy. The faster the rotor spins, the more energy it stores, and at top speed, Qnetic is fully charged.


QNETIC MECHANICAL BATTERY
1MWh
CAPACITY
250kW
POWER
4-12hrs
DISCHARGE
>85%
ROUND-TRIP
EFFICIENCY


MOTOR
GENERATOR
Dual-function Converts
electricity to mechanical
energy and vice-versa
SUSPENSION
BEARING
Support and guide the
rotor on a frictionless
magnetic cushion
ROTOR
Cumulate kinetic energy
by spinning faster and
faster
VACUUM
SEALED CASING
Removes the losses due
to the friction with the air
We didn't
Reinvent The Wheel,
We Reinvented
The Flywheel.

Thanks to a vacuum and magnetic bearings, the rotor spins friction-free, keeping Qnetic charged and ready to use. When power is needed, the motor switches to generator mode, slowing the rotor down and efficiently converting its kinetic energy back into electricity.


How Qnetic Works?
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HOW
QNETIC


Qnetic
Watch on YouTube

**Qnetic vs. Traditional Flywheels**

Traditional flywheels are typically designed for short-duration, high-frequency energy applications, focusing on power quality rather than long-term storage.

**Qnetic is different**—it's specifically engineered for long-duration energy storage, with innovations like advanced magnetic bearings and a low-cost high-speed rotor in a vacuum, allowing it to store more energy for extended periods with minimal losses. This makes Qnetic ideal for bridging the gaps in renewable energy supply.

## WHAT WE'VE ACCOMPLISHED SO FAR

- **Working Prototype**: We have built our fully functional 25% scale prototype codenamed ***VEGA***. *It* demonstrates the high performance and durability of our system.


Meet Vega: Qnetic's Quarter-Scale Prototype
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HELLO
VEGA!
20kWh
QNETIC
Watch on YouTube

- **Strategic Partnerships**: We've built relationships with leading suppliers and industry experts, positioning Qnetic for rapid growth and scalability.
- **3 core invention patents**: We have successfully protected the core Qnetic technologies around the rotor, the bearing system and our innovative permanent magnet bearing.

## OUR TEAM

Our team boasts extensive expertise in business, finance,

procurement, logistics and multiple engineering disciples including mechanical, electrical, magnetic and composite materials.



MICHAEL PRATT
Co-founder/CEO
Vision and Strategy
MALCOLM MATHEWS
COO
Operations & Finance
DR. MATHIAS MIER
MD, Qnetic GmbH
Procurement & Quality
LOÏC BASTARD
Co-Founder/CTO
Mechanical Engineering
DR NATHAN MELENBRICK
Material & Engineering advisor
AMY SHEN
Material & Engineering advisor
KEN ERICKSON
Production & logistics advisor
KEVIN WANG
Control & Dynamics & Data Analytics
ALEX SHOER
Commercial Operations advisor
HELMUT HEROLD
Business Development
YEWEI LIANG
CAE & Test
XIE YU
CAE & Composites
JOYCE ZHOU
Marketing & Communication
ART DICKER
Legal advisor
JUNCHENG ZHANG
CAD & Design
JIAHUI ZHU
CAD & Design
SILVIO SEMMER
Electrical Engineering
JÖRG ZEUMER
Power electronics & Control advisor

With several experts in wind turbines and rotating machinery design, we are exceptionally well equipped to drive Qnetic's ongoing development.

Moving forward, we will further strengthen our engineering expertise and hire professionals in market development and manufacturing.

## OUR VISION

We're building the future of energy—a world where renewable energy can power everything, with **no downtime**. Qnetic's flywheel technology can provide **clean, efficient, and reliable energy storage** that can last for decades, helping the world achieve its climate goals.



FOREVER BATTERY:


EVERYTHING LI-ION DOES
UNLIMITED DAILY CYCLING
ZERO DEGRADATION
THIRTY YEARS LIFE
EXTREME TEMPERATURES
NO CHEMICALS
NO FIRES
DOMESTIC PRODUCTION
WE ARE COMMITED TO BUILD IT

## WHY INVEST IN QNETIC NOW?

The demand for **long-duration energy storage** is growing rapidly, and Qnetic is taking charge. Our technology can outperform lithium-ion in every way—longer lifespan, lower costs, and greater sustainability. With **$100M in LOIs** already secured, now is the time to invest in a company that is ready to disrupt the energy storage market.

This is your chance to invest in a technology that has the potential to **revolutionize** how we store and use renewable energy.

**Join Qnetic. Invest in the future.**

*Some additional material...*

## OUR STORY

Qnetic's origins lie in a three-month, 6,000km bicycle trip. A journey through sun and rain, hills and plains, to find an answer to the question: *"when we are old, forty years from now and looking back on our lives, what did we do that made a positive*

*looking back on our lives, what did we do that made a positive impact in the world?"*

That journey provided the time and perspective to find the answer.


Our Story: Why We Started Qnetic
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OUR STORY
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Qnetic

Our experience as engineers told us that *redefining our energy system* is the key to solving many of the problems facing our planet, and the biggest of all the world's problems is global warming.

The biggest problems are also the biggest opportunities...*Qnetic Disclosure under Section 17b of the Securities Act*

## Downloads

Imperial Consultants Qnetic Performance Report.pdf